UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Acquisition 11 February, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 11, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: February 11, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                                                                                                                                                                                                                                                 Joint Secretary

11 February 2010

BARCLAYS PLC

Barclays to acquire Citi's Italian credit card business

Barclays Bank PLC ("Barclays") has agreed to acquire the Italian credit card business (the "Business") of Citibank International Bank plc ("Citi").
Under the terms of the transaction, Barclays will acquire the business as a going concern which involves the acquisition of approximately 197,000 credit card accounts and gross assets of approximately €234 million (as at 31 December 2009), of which substantially all relate to receivables. Barclays intends to integrate the Business and its employees into its existing Barclays Italy business, which is part of Global Retail and Commercial Banking - Western Europe division.
Over time, Barclays intends to rebrand the acquired credit cards with its global Barclaycard brand.
Completion is subject to customary conditions,

including competition clearance and
completion of the mandatory consultation procedure with Unions. This is expected to occur in
Q1 2010.
Leo Salom, Chief Executive of Barclays Global Retail and Commercial Banking - Western Europe, said:
"This acquisition provides Barclays with the perfect opportunity to grow and develop further our cards business in Italy. The deal will create significant scale for continued growth and development".
- ENDS -

For further information, please contact:

Barclays
Investor Relations

Media Relations
Stephen Jones                                                          Alistair Smith
+44 (0) 20 7116 5752                                                 +44 (0) 20 7116 6132

Barclays Italy
Media Relations
Maria Mercurio
+39 (0)2 5415 2364

Citi
Public Affairs Officer Citi Italy                                 Director of Communications EMEA
Andrea Legnani                                                         Adam Castellani
+39 02 86474483                                                       +44 (0) 207 968 5608
+39 335 1220533
andrea.legnani@citi.com

About Barclays PLC

Barclays is a major global financial services provider engaged in retail and corporate banking, credit cards, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 145,000 people. Barclays moves, lends, invests and protects money for over 49 million customers and clients worldwide.
For further information about Barclays, please visit our website
www.barclays.com
.

About Barclays Italy

Barclays has been present in Italy since 1990 through Woolwich, Barclays mortgage arm. Since the establishment of retail operations three years ago, Barclays has hired over 1,000 employees and now operates through a network of more than 200 branches, 100 financial shops and with over 400 sales agents. Barclays continues to pursue growth and additional hiring in Italy.

About Citi

Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 140 countries. Through Citicorp and Citi Holdings, Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Additional information may be found at
www.citigroup.com
or
www.citi.com
.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the integration of the Lehman Brothers North American businesses into the Group's business and the quantification of the benefits resulting from such acquisition, , the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.